UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q  [  ] Form 10-D  [  ] Form N-SAR
[  ] Form N-CSR

For Period Ended:  June 30, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I – REGISTRANT INFORMATION

Full name of registrant:
Implant Sciences Corporation

Former name if applicable:
N/A

Address of principal executive office (Street and number):
600 Research Drive

City, State and Zip Code:
Wilmington, Massachusetts  01887

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) (b) (c)
The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is evaluating whether a non-cash charge to its income statement is required in connection with certain changes to the price at which its lender, DMRJ Group LLC, is entitled to convert certain promissory notes into shares of the Registrant’s common stock. In conjunction with the deterioration in the economic environment and the material reduction in the market value of the Registrant’s publicly traded common stock, the Registrant has evaluated and tested its goodwill for impairment in accordance with Accounting Standards Codification (“ASC”) ASC 350 “Intangibles – Goodwill and Other.” These analyses and their implication on the Registrant’s financial statements has caused the Registrant to be unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended June 30, 2010, because its audited financial statements for that period have not been completed. It is anticipated that the Form 10-K, along with the audited financial statements, will be filed within the fifteen-day extension period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Roger P. Deschenes                                                                           978-752-1700
    (Name)                                           (Area Code)  (Telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]Yes  [  ]No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]Yes  [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting net loss from continuing operations of approximately $2,723,000 on revenues of approximately $3,474,000 for the fiscal year ended June 30, 2010 as compared to net loss from continuing operations of $13,559,000 on revenues of approximately $8,737,000 for the fiscal year ended June 30, 2009. The decrease in net loss from continuing operations is primarily the result of a $5,000,000 non-cash benefit recorded by the Registrant in connection with cancellation of the Series E Convertible Preferred Stock, which had been issued in settlement of its litigation with Evans Analytical Group, compared to a non-cash charge of $5,700,000 recorded in connection with its litigation with Evan Analytical Group in the year ended June 30, 2009, decreased operating expenses of $4,040,000 (principally legal expenses in connection with that litigation and settlement), decreased payroll and related fringe benefits, partially offset increased interest expense and a non-cash charge of $348,000 to record the change in fair value of an embedded derivative related to a warrant.  The anticipated results do not include potential non-cash charges related to certain changes to the price at which its lender, DMRJ Group LLC, is entitled to convert certain promissory notes into shares of the Registrant's common stock and the completion of the Registrant's goodwill impairment evaluation and testing.

A more detailed discussion of results of operations will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K to be filed.

Implant Sciences Corporation
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 29, 2010                                                                    By:  /s/  Glenn D. Bolduc
Glenn D. Bolduc
Chief Executive Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.
Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).